Exhibit B.6(a)(2): Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Canadian Imperial Bank of Commerce (“CIBC”) filed under cover of a Form 40-F for the period ended October 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Victor G. Dodig, President and Chief Executive Officer of CIBC, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of CIBC.

/s/ Victor G. Dodig
Victor G. Dodig
President and Chief Executive Officer

Date: December 1, 2016

In connection with the annual report of Canadian Imperial Bank of Commerce (“CIBC”) filed under cover of a Form 40-F for the period ended October 31, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin Glass, Senior Executive Vice-President and Chief Financial Officer of CIBC, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of CIBC.

/s/ Kevin Glass
Kevin Glass
Senior Executive Vice-President and Chief Financial Officer

Date: December 1, 2016